                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                            ----------------------

                                 SCHEDULE 13G
                                (Rule 13d-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (Amendment No. 1)

                            ASCENT PEDIATRICS, INC.
                            -----------------------
                               (Name of Issuer)

                                 Common Stock
                                 ------------
                        (Title of Class of Securities)

                                  04362X 10 1
                                  -----------
                                (CUSIP Number)


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                                 SCHEDULE 13G
  CUSIP No. 04362X 10 1                                        Page 2 of 7
            -----------

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1.    Name of Reporting Person
      S.S. or I.R.S. Identification Number of Above Persons
      BURR, EGAN, DELEAGE & CO.
      04-2681308

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2.    Check the Appropriate Box if a Member of a Group - Not Applicable

------------------------------------------------------------------------------

3.    SEC Use Only

------------------------------------------------------------------------------

4.    Citizenship or Place of Organization

      MASSACHUSETTS

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Number of Shares Beneficially Owned By Each Reporting Person With;

5.    Sole Voting Power

      N/A

--------------------------------------------------------------------------------
6.    Shared Voting Power

      677,452      Please also refer to Attachment A
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  CUSIP No. 04362X 10 1                             Page 3 of 7

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7.    Sole Dispositive Power

      N/A

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8.    Shared Dispositive Power

      677,452    Please also refer to Attachment A

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9.    Aggregate Amount Beneficially Owned by Each Reporting Person.

      677,452    Please also refer to Attachment A

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10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares.

      Not Applicable

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11.   Percent of Class Represented by Amount in Row 9.

      9.7%

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12.   Type of Reporting Person.

      IA

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CUSIP No.   04362X 10 1                                           Page 4 of 7

                                 SCHEDULE 13G

Item 1(a).  Name of Issuer:
---------------------------
            ASCENT PEDIATRICS, INC.

Item 1(b).  Address of Issuer's Principal Executive Offices:
------------------------------------------------------------
            187 BALLARDVALE ST.  SUITE B125
            WILMINGTON, MA 01821

Item 2(a).  Name of Person Filing:
----------------------------------
            BURR, EGAN, DELEAGE & CO.

Item 2(b).  Address of
Principal Business Office or, if None, Residence:
-------------------------------------------------
            ONE POST OFFICE SQUARE
            SUITE 3800
            BOSTON, MA 02109

Item 2(c).  Citizenship:
------------------------
            MASSACHUSETTS

Item 2(d).  Title of Class of Securities:
-----------------------------------------

Common Stock

Item 2(e).  CUSIP Number:
-------------------------
            04362X 10 1
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CUSIP No.  04362X 10 1                                             Page 5 of 7

Item 3:
-------

Not Applicable

Item 4.  Ownership:
-------------------

     (a) Amount Beneficially Owned:

                  677,452

     (b) Percent of Class:

                  9.7%

     (c) Number of shares as to which such person has:

           (i)  sole power to vote or to direct the vote:

                  N/A


          (ii)  shared power to vote or to direct the vote:

                  677,452 Please also refer to Attachment A

         (iii)  sole power to dispose or to direct the
                disposition of:

                  N/A

          (iv) shared power to dispose or to direct the disposition of:

                  677,452 Please also refer to Attachment A
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CUSIP No. 04362X 10 1                               Page 6 of 7

Item 5.   Ownership of Five Percent or Less of a Class:
-------------------------------------------------------

Not Applicable

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person:
--------------------------------------------------------------------------

Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported by the Parent Holding Company:
-----------------------------------------------------------

Not Applicable

Item 8.   Identification and Classification
of Members of the Group:
---------------------------------------------

Not Applicable

Item 9.   Notice of Dissolution of Group:
-----------------------------------------

Not Applicable

Item 10.  Certification:
------------------------

Not Applicable

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CUSIP No.  04362X 10 1                                           Page 7 of 7

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                February 9, 1999
                                                -----------------------------
                                                Date


                                                BURR, EGAN, DELEAGE & CO.
                                                -----------------------------


                                                /s/ EILEEN MCCARTHY
                                                -----------------------------
                                                EILEEN MCCARTHY
                                                VICE-PRESIDENT

ATTACHMENT A



                            ASCENT PEDIATRICS, INC.


BURR, EGAN, DELEAGE & CO. DIRECTLY OR INDIRECTLY PROVIDES INVESTMENT ADVISORY SERVICES TO VARIOUS VENTURE CAPITAL FUNDS, INCLUDING ALTA V LIMITED PARTNERSHIP AND CUSTOMS HOUSE PARTNERS. AT DECEMBER 31, 1998, THE BENEFICIAL OWNERSHIP IS AS FOLLOWS:

                                 COMMON
                                 SHARES     WARRANTS      TOTAL
                                 -------    --------     -------


ALTA V LIMITED PARTNERSHIP       582,341      88,081     670,422
CUSTOMS HOUSE PARTNERS             6,119         911       7,030
                                 -------     -------     -------

                    TOTAL:       588,460      88,992     677,452


THE RESPECTIVE GENERAL PARTNERS OF THESE FUNDS EXERCISE SOLE VOTING AND INVESTMENT POWER WITH RESPECT TO THE SHARES HELD BY SUCH FUNDS.

THE PRINCIPALS OF BURR, EGAN, DELEAGE & CO. ARE GENERAL PARTNERS OF ALTA V MANAGEMENT PARTNERS, L.P. (THE GENERAL PARTNER OF ALTA V LIMITED PARTNERSHIP) AND CUSTOMS HOUSE PARTNERS. AS GENERAL PARTNERS OF THE FUNDS, THEY MAY BE DEEMED TO SHARE VOTING AND INVESTMENT POWERS FOR THE SHARES HELD BY THE FUNDS. THESE PRINCIPALS DISCLAIM BENEFICIAL OWNERSHIP OF ALL SUCH SHARES HELD BY ALL OF THE AFOREMENTIONED FUNDS EXCEPT TO THE EXTENT OF THEIR PROPORTIONATE PECUNIARY INTERESTS THEREIN.

MR. TERRANCE MCGUIRE, A DIRECTOR OF THE COMPANY, IS A GENERAL PARTNER OF ALTA V MANAGEMENT PARTNERS, L.P. (WHICH IS THE GENERAL PARTNER OF ALTA V LIMITED PARTNERSHIP). AS GENERAL PARTNER OF THE FUND, HE MAY BE DEEMED TO SHARE VOTING AND INVESTMENT POWERS WITH RESPECT TO THE SHARES HELD BY THE FUND. MR. MCGUIRE DISCLAIMS BENEFICIAL OWNERSHIP OF ALL THE SHARES HELD BY ALTA V LIMITED PARTNERSHIP EXCEPT TO THE EXTENT OF HIS PROPORTIONATE PECUNIARY INTEREST THEREIN. MR. MCGUIRE ALSO DISCLAIMS BENEFICIAL OWNERSHIP TO ALL THE SHARES OF CUSTOMS HOUSE PARTNERS.

IN ADDITION, MR. MCGUIRE HOLDS A DIRECTOR'S STOCK OPTION TO PURCHASE 20,000 SHARES OF COMMON STOCK.